

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 15, 2008

<u>via U.S. mail and facsimile</u>

Stanley L. Ferguson
Executive Vice President and General Counsel
USG Corporation
550 W. Adams Street
Chicago, Illinois 60661

Dear Mr. Ferguson:

Deloitte & Touche has advised us of certain matters that may impact its independence with regard to its audits and reviews of your financial statements. In our preliminary review of information available to us, we are concerned that a Deloitte partner who was a member of the Deloitte engagement team participated in prohibited financial activities that may have impaired Deloitte's independence.

We would like you to provide us with information about the steps you and your audit committee are taking to seek information about this matter. Please provide us with the following information:

- · an explanation of the information currently available to you and your audit committee relating to Deloitte's independence as it relates to your financial statements, including detailed information relating to the Deloitte engagement team member's involvement in the audits and reviews of your financial statements;

- · the steps you and your audit committee are taking to gather information and evaluate such information;

- · whether your audit committee is undertaking a separate review of this matter and whether that review is being conducted with counsel engaged solely for this purpose; and

- · your, and your audit committee's, preliminary or final conclusions as to Deloitte's independence and the reasons for your conclusions.

Our purpose in commenting on your filings at this time is to ask you and your audit committee to discuss the corrective actions you intend to take, including with respect to disclosure and Deloitte's status as your auditor. We understand that it is possible that you and your audit committee cannot reach a final conclusion regarding these matters until you have additional information. However, we believe it is important for you and your audit committee to consider what interim steps are appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3689, if you have questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant